Contact

www.linkedin.com/in/brianrhill
(LinkedIn)
www.eastbanc.com (Company)
www.squashonfire.com (Company)

Top Skills

Mortar

Early-Stage Startups

C-Level Leadership

Brian R Hill

Founder & CEO, MāKā (@livingmaka) | Pepperdine: Most Fundable
Company | NEXTY/Expo West: Best New Beverage
Washington, District of Columbia, United States

Summary

Wheatgrass for all – a simple mission in theory yet challenging to
implement (good thing I love a challenge!)

My journey with wheatgrass started several years ago. After
challenging myself to adopt a vegetarian lifestyle, I came across
wheatgrass as a natural supplement to my diet. Like many people,
I was aware of wheatgrass, but I was not quite sure why I should
be consuming it. Wheatgrass is a superfood that is loaded with all
known vitamins and minerals, chlorophyll (all that green goodness),
which provides me a general sense of well-being when being
consumed consistently.

The problem is most options for consuming wheatgrass were
either expensive (think a $4, 1-ounce pressed shot at a juice bar),
inconvenient (powdered, frozen, requiring juicing, etc.), or just
plain tasted terrible. Initially I took the purist approach by growing,
harvesting, and juicing wheatgrass in my kitchen. After a few months
I gave up – it was too time consuming, too challenging to time the
harvest, and too messy; not a good combo when your wife is a neat
freak ;)

After a particularly tough day I was sitting in my kitchen struggling
to squeeze some juice out of a recent harvest when it hit me
- wheatgrass is such a great ingredient, but due to a lack of a
convenient, tasty grab & go option its total viable consumer market
was unnecessary limited.

In March 2021, MAKA was born into the market! A 12oz, ready-to-
drink wheatgrass beverage, paired with organic fruit juices/essences,
lightly sweetened with organic blue agave, and gently carbonated
for a refreshing, delicious finish. Did I mention its USDA organic
certified, non-GMO, vegan, and naturally gluten-free. Each can
contain the chlorophyll equivalent of 8 pressed shots, without the

active enzymes that can cause gastro issues for some. MAKA is a great way to get a super dose of a superfood and feel refreshed in the process.

If you have an interest in trying MAKA, head over to https://www.livingmaka.com and order a sample pack which has one can of each of our four flavors. For those that want to order a case, use the CODE: MAKA-FOUNDER-20 for 20% off your first order (code may be applied to the first order in a subscription) – first time customers only.

I'd love to hear about your wheatgrass journey and your thoughts about MAKA.

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Experience

MāKā Superfood
Founder & CEO
February 2020 - Present (5 years 5 months)

I am the founder & CEO of an innovative award winning energized wheatgrass beverage, MāKā. On a daily basis I utilize my previous decade of start-up executive experience to execute lean early-stage company practices to accelerate our growth as we take on the $22B energy drink market.

TboxTour
Product Manager & Operations
June 2018 - February 2020 (1 year 9 months)
Arlington, Virginia, United States

* First employee responsible for product management and operations of an innovative app-based on-course gamification of golf
* Customers would use our app to participate in a video-recorded hole-in-one challenge across multiple golf courses
* As product manager, I interfaced with the technology & app design teams, golf course management, and key stakeholders
* Key Responsibilities included: in-the-field hardware installations and maintenance, customer (course & player) onboarding, product requirement gathering, pain point identification, user experience/journey mapping, UI/UX design, technology team management, customer experience, customer relationships, marketing, business model generation, in-field testing, implementation, establishing internal operations

Squash On Fire
Managing Director
August 2012 - June 2018 (5 years 11 months)
Washington, District of Columbia, United States

This position required managing overlapping business ventures, outlined here:
Startup Managing Director – Squash On Fire, LLC (a subsidiary of EastBanc, Inc.)
• Managed the creation and expansion of a startup squash-training platform in West End D.C.
• Key responsibilities included project management, market analysis, business plan creation/implementation, investor & customer acquisition/relations, marketing (traditional & social media), interior fit-out configuration/coordination, food/beverage programming, partner/stakeholder management
• Negotiated operational structures, partnership agreements, management agreements, private placement memorandums, EB-5 investments, and other legal documents
• Negotiated and maintained strategic partnership agreements with Sports Club/LA Millennium Partners (acquired by Equinox Holdings)
• Hired and managed 25+ employees
• Grew sales from zero to over $1.2MM in first year of operations, exceeding projections
• Coordinated events, tournaments, public relation pieces, marketing efforts, and socials

Managing Director - Advantage Booking
• Managed the development of a cloud-based booking & billing management system; encompassing concept development, requirements gathering, wire-frame creation, workflows, milestone & work package scheduling, alpha/beta testing, and in-field implementation
• Supervised technology and design team in creating a user-friendly interface and experience layered on top of a highly complex underlying architecture and set of business rules
• Developed a scalable business plan and financial model for future third-party sales

Project Manager – Co-project manager of air rights lot within $120MM infill development
• Co-managed the physical development of a $20MM mixed-use athletic facility
• Developed operational structures, partnership agreements, financing agreements

- Reviewed and provided final sign-off on all invoices, draws, and budgets
- Translated owner's requirements into actionable items and milestones

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Education

Boston University Questrom School of Business
BS, Dual Concentration - Finance, Entrepreneurship

Georgetown University
Master's Degree, Real Estate Development